Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest
Eagle Bancorp, Inc.—Registrant	Maryland
EagleBank	Maryland	100%
Eagle Land Title Company, LLC	Maryland	100%
Fidelity Mortgage, Inc.	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
Eagle Commercial Ventures, LLC	Maryland	100%